

Mail Stop 3561

April 9, 2018

Via E-mail
Mr. Rick L. Sterling
Chief Financial Officer
Intrexon Corporation
20374 Seneca Meadows Parkway
Germantown, MD 20876

>   **Re:** **Intrexon Corporation**
>   **Form 10-K for the Year Ended December 31, 2017**
>   **Filed March 1, 2018**
>   **File No. 001-36042**

Dear Mr. Sterling:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Financial Statements
Consolidated Balance Sheets, page F-5

1. Please disclose your deferred revenue from related parties on the face of the balance sheet. Refer to Rule 4-08(k) of Regulation S-X.

Notes to Consolidated Financial Statements
5. Collaboration and Licensing Revenue, page F-32

2. Please disclose the estimated remaining performance period for your significant collaboration agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at 202-551-3388 or me at 202-551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining